August 1, 2024

Tim Canning
Chief Executive Officer
Danam Health, Inc
3000 Bayport Drive
Suite 950
Tampa, FL 33607

        Re: Danam Health, Inc
            Registration Statement on Form S-1
            Filed July 22, 2024
            File No. 333-280945
Dear Tim Canning:

       Our initial review of your registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, the registration statement does not include interim unaudited financials for the three months ended March 31, 2024.

        We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses this deficiency.



       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Kate Bechen